Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



    Re:                              FT 9139
          Municipal Advantage Closed-End and ETF Portfolio, Series 64
                                 (the "Trust")
                      CIK No. 1832634 File No. 333-251474
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Cover Page
__________

      1. THE STAFF NOTES THAT THE COVER PAGE DESCRIBES THAT THE TRUST INVESTS IN A DIVERSIFIED PORTFOLIO OF SHARES OF CLOSED-END INVESTMENT COMPANIES ("CLOSED-END FUNDS") AND SHARES ISSUED BY EXCHANGE-TRADED FUNDS ("ETFS"). PLEASE EXPLAIN WHAT IS MEANT BY "DIVERSIFIED" AND/OR HOW THE PORTFOLIO IS DIVERSIFIED.

      Response: Please note that the Trust holds a variety of Closed-End Funds and ETFs that invest in various tax-exempt municipal bonds. The term "diversified" is meant only to describe that the Trust holds a diversified portfolio of securities.

Portfolio
_________

      2. THE DISCLOSURE UNDER THE "OBJECTIVE" SECTION STATES THAT THE TRUST INVESTS IN A "WELL-DIVERSIFIED" POOL OF CLOSED-END FUNDS AND ETFS, WHICH IS INCONSISTENT WITH THE TERM "DIVERSIFIED" USED ON THE COVER PAGE. PLEASE CONSIDER REVISING THE TERM "WELL-DIVERSIFIED."

      Response: Pursuant to the Staff's comment, the Trust will revise its disclosure to state the following:

      "The Trust seeks monthly income that is exempt from federal income taxes by investing in a diversified pool of Closed-End Funds and ETFs that invest in tax-exempt municipal bonds."

Risk Factors
____________

      3.  IF  THE TRUST WILL HAVE MATERIAL EXPOSURE TO MUNICIPAL BONDS ISSUED BY
ANY   JURISDICTIONS  EXPERIENCING  FINANCIAL  DISTRESS,  PLEASE  IDENTIFY  THOSE
JURISDICTIONS AND ADD RELEVANT RISK DISCLOSURE.

      Response: The Trust does not expect to have significant exposure to municipal bonds from jurisdictions experiencing financial distress.

      4. IF THE TRUST WILL INVEST IN AFFILIATED CLOSED-END FUNDS OR ETFS, PLEASE ADD APPROPRIATE CONFLICT DISCLOSURE IN THE STRATEGY AND RISK SECTIONS AS HAS BEEN INCLUDED IN PRIOR FIRST TRUST UITS BASED ON RECENT COMMENTS.

      Response: If the Trust has exposure to any Closed-End Funds or ETFs which are advised by First Trust Advisors L.P., an affiliate of the Trust's Sponsor, appropriate disclosure will be added to the Trust's prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                    Very truly yours,

                                                    CHAPMAN AND CUTLER LLP


                                                    By /s/ Daniel J. Fallon
                                                       ________________________
                                                       Daniel J. Fallon